UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Interactive Brokers Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

45841N 10 7

(CUSIP Number)

Thomas Peterffy
IBG Holdings LLC
One Pickwick Plaza
Greenwich, CT 06830
(203) 618-5800

With a copy to:
Adam M. Fox, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 45841N 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IBG Holdings LLC I.R.S. Identification No. 35-2296543

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 360,000,000*

	8.	Shared Voting Power Not applicable

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.0%*

14.	Type of Reporting Person (See Instructions) HC

*                    Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, IBG Holdings LLC, as the sole holder of the 100 outstanding shares of the issuer’s Class B common stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. As of the date of this statement, IBG Holdings LLC holds 360,000,000 IBG LLC membership interests, and, as a result, the issuer’s Class B common stock held by IBG Holdings LLC represents approximately 90.0% of the voting power of the issuer.

CUSIP No. 45841N 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Peterffy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 360,000,000*

	8.	Shared Voting Power Not applicable

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.0%*

14.	Type of Reporting Person (See Instructions) IN

*                    Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings LLC, beneficially owns all of the outstanding shares of the issuer’s Class B common stock and accordingly holds approximately 90.0% of the voting power of the issuer.

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Interactive Brokers Group, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at One Pickwick Plaza, Greenwich, CT 06830.

In connection with the initial public offering of the Class A Common Stock by the Company (the “IPO”), IBG Holdings LLC, a Delaware limited liability (“IBG Holdings”) was issued 100 shares of the Company’s Class B common stock, par value $0.01 per share (the “Class B Common Stock”) pursuant to that certain Exchange Agreement, dated as of May 3, 2007 (the “Exchange Agreement”), by and among the Company, IBG Holdings, IBG LLC, a Delaware limited liability company (“IBG LLC”), and the members of IBG LLC.

Pursuant to the Amended and Restated Certificate of Incorporation of the Company (the “Restated Charter”), IBG Holdings, as the sole holder of the 100 outstanding shares of the Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. As of the date of this statement, IBG Holdings holds 360,000,000 IBG LLC membership interests, and, as a result, the Class B Common Stock held by IBG Holdings represents approximately 90.0% of the voting power of the Company.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns all of the outstanding shares of the Class B Common Stock and accordingly holds approximately 90.0% of the voting power of the Company.

The foregoing discussion is qualified in its entirety by reference to the Exchange Agreement and the Restated Charter, each of which is filed as an exhibit hereto and is incorporated by reference in its entirety to this Item 1.

ITEM 2.  IDENTITY AND BACKGROUND

(a) - (f) This statement is filed jointly by IBG Holdings and Thomas Peterffy (the “Reporting Persons”). The principal business of IBG Holdings is to hold (i) the membership interests of IBG LLC, a Delaware limited liability company that, through its subsidiaries, is a global electronic market maker and broker, and (ii) the 100 outstanding shares of Class B Common Stock of the Company. Thomas Peterffy is a citizen of the United States and is the Chairman, Chief Executive Officer and President of the Company as well as the Managing Member of IBG Holdings. The business address of the Reporting Persons is One Pickwick Plaza, Greenwich, CT 06830.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Please see “Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”

ITEM 4.  PURPOSE OF TRANSACTION

IBG Holdings acquired the Class B Common Stock, which in turn entitles it to approximately 90.0% of the voting power of the Company as of the date of this statement, as part of a series of recapitalization transactions (together, the “Recapitalization”) in connection with the IPO.  These transactions established IBG Holdings as the holding company for the interests of the former members of IBG LLC.

Other than the anticipated decrease over time in the percentage voting power in the Company held by IBG Holdings as described in greater detail under “Item 6—Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer,” as of the date of this statement, the Reporting Persons do not, have, any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) See “Item 1—Security and Issuer.”

(b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Class A Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Class A Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c) There were no transactions in the Class A Common Stock by the Reporting Persons during the last sixty days, other than the transactions described under “Item 6—Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.”

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Voting

Pursuant to the Restated Charter, IBG Holdings, as the sole holder of the 100 outstanding shares of the Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. Except as otherwise provided by law and the Restated Charter, the Company’s shares of Class A Common Stock and Class B Common Stock vote together as a single class.  As of the date of this statement, IBG Holdings holds 360,000,000 IBG LLC membership interests, and, as a result, the Class B Common Stock held by IBG Holdings represents approximately 90.0% of the voting power of the Company.  Such percentage voting power is anticipated to decrease over time as a result of the exchange and redemption transactions described below.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns all of the outstanding shares of the Class B Common Stock and accordingly holds approximately 90.0% of the voting power of the Company.

As set forth in the Limited Liability Company Operating Agreement of IBG Holdings, dated as of May 3, 2007 (the “IBG Holdings LLC Agreement”), if at any time in the future Thomas Peterffy and his affiliates own less than a majority of the membership interests in IBG Holdings, then at such time all membership interests in IBG Holdings will become voting membership interests. Accordingly, all members of IBG Holdings, instead of Mr. Peterffy alone, would together direct the voting of the shares of Class B Common Stock, and all such members would together exercise control over all matters requiring the approval of the Company’s stockholders. However, even if Mr. Peterffy and his affiliates cease to own a majority of the membership interests in IBG Holdings, Mr. Peterffy could, depending on his level of percentage ownership, continue to effectively control or significantly influence matters requiring the approval of the Company’s stockholders.

Exchange and Redemption of IBG Holdings Membership Interests

In connection with the Recapitalization, the members of IBG LLC immediately prior to the IPO received membership interests in IBG Holdings. The membership interests in IBG Holdings will not be directly exchangeable for shares of Class A Common Stock. Instead, the membership interests will become redeemable at various times over the next eight years following the IPO at the option of the holder. The redemption price for the membership interests will depend on the manner in which the payment is made to IBG Holdings.

On an annual basis, each holder of an IBG Holdings membership interest may request that the liquefiable portion (determined in accordance with the schedule set forth below) of its interest be redeemed by IBG Holdings. The primary manner in which the redemption price will be paid is by selling a similar number of shares of Class A Common Stock to the public and using the gross proceeds from such sales, less underwriting discounts or placement agency fees, to acquire IBG LLC membership interests from IBG Holdings. The Company has reserved for issuance 360.0 million shares of Class A Common Stock, which is the aggregate number of shares of Class A Common Stock expected to be issuable over time through such sales, assuming no anti-dilution adjustments based on combinations or divisions of Class A Common Stock. The Company would then expect IBG Holdings to use the net proceeds it receives from such sales to redeem an identical number of IBG Holdings membership interests from the requesting holders.

In some cases, IBG LLC may redeem IBG LLC membership interests from IBG Holdings using cash on hand. The primary circumstance under which IBG LLC would use cash on hand would be if IBG LLC had, at a given point in time, a relative surplus of cash on hand and the Company’s board of directors were to determine that using cash on hand to effect redemptions of IBG LLC membership interests would be an optimal use of such funds in relation to alternative uses. The redemption price per membership interest would be equal to the 30-day average closing price of the Class A Common Stock.

In connection with the IPO, the holders of the IBG Holdings membership interests have agreed to a schedule for redemptions which would allow the holders to liquefy their investment in IBG Holdings, which is as follows (all dates are approximate and subject to the prior or concurrent registration of the corresponding shares of Class A Common Stock and sale of such shares into the public markets in order to pay the redemption price of the IBG Holdings membership interests, if this financing alternative is utilized):

•                     10.0% of the IBG Holdings membership interests on the date of the IPO;

•                     an additional 12.5% of the IBG Holdings membership interests on each of the first seven anniversaries of the IPO; and

•                     the remaining 2.5% of the IBG Holdings membership interests on the eighth anniversary of the IPO.

The foregoing discussion is qualified in its entirety by reference to the Exchange Agreement, the Restated Charter and the IBG Holdings LLC Agreement, each of which is filed as an exhibit hereto and is incorporated by reference in its entirety to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated as of May 17, 2007, by and between IBG Holdings LLC and Thomas Peterffy.

99.2

Amended and Restated Certificate of Incorporation of Interactive Brokers Group, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement (File No. 333-138955) on Form S-1/A filed on April 4, 2007).

99.3	Exchange Agreement, dated as of May 3, 2007, by and among Interactive Brokers Group, Inc., IBG Holdings LLC, IBG LLC and the Members of IBG LLC.

99.4	Limited Liability Company Operating Agreement of IBG Holdings LLC, dated as of May 3, 2007.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 2007

IBG HOLDINGS LLC

	By:	/s/ Thomas Peterffy
Name: Thomas Peterffy
Title: Managing Member

Dated: May 17, 2007
/s/ Thomas Peterffy
Thomas Peterffy

Index of Exhibits

99.1	Joint Filing Agreement, dated as of May 17, 2007, by and between IBG Holdings LLC and Thomas Peterffy.

99.2

Amended and Restated Certificate of Incorporation of Interactive Brokers Group, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement (File No. 333-138955) on Form S-1/A filed on April 4, 2007).

99.3	Exchange Agreement, dated as of May 3, 2007, by and among Interactive Brokers Group, Inc., IBG Holdings LLC, IBG LLC and the Members of IBG LLC.

99.4	Limited Liability Company Operating Agreement of IBG Holdings LLC, dated as of May 3, 2007.